SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended: July 3, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant  Foamex International Inc.

Former name if applicable   N/A

Address of principal executive office (Street and number)

                                 1000 Columbia Avenue

City, state and zip code
                                 Linwood, PA 19061



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, because of the difficult operating environment and weaker than expected performance in its business, Foamex International Inc. ("Foamex") has been reviewing strategic alternatives for strengthening its balance sheet and enhancing long-term value. Today, Foamex separately announced that it had entered into an agreement with the lenders under its Senior Secured Credit Facility and Secured Term Loan to amend both facilities to enhance liquidity, and to waive certain events of default. Foamex also announced that it will not make the principal payments of $51.6 million due at maturity of its 13 1/2% Senior Subordinated Notes due 2005 and that it is currently engaged in negotiations with holders of its Senior Secured Notes and Senior Subordinated Notes regarding a restructuring of Foamex's indebtedness (all transactions described above are collectively referred to as the "Restructuring"). As a result of these factors, Foamex's quarterly report on Form 10-Q for the fiscal quarter ended July 3, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because (i) management of Foamex had to devote substantial time and effort in connection with the Restructuring and, as a result, has been unable to devote adequate time to the completion of the Form 10-Q, (ii) Foamex was not able to finalize its results of operations for the quarter and two quarters ended July 3, 2005, and (iii) the delay is necessary for Foamex to appropriately consider the disclosures required in the Form 10-Q in connection with the Restructuring described above.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gregory J. Christian                                 610-859-3000
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Because of the reasons set forth in Part III above, Foamex has not yet finalized its operating results for the quarter and two quarters ended July 3, 2005. However, Foamex expects to report net losses for both periods that will be significantly greater than the $2.6 million and $4.7 million reported for the quarter and two quarters ended June 27, 2004. The operating results for the quarter ended July 3, 2005 will reflect gross profit that is approximately $21 million less than in the quarter ended June 27, 2004 as we have been only partially successful at recovering large chemical cost increases through selling price increases.

     In addition, Foamex is in the process of performing goodwill impairment tests. It may be appropriate to take a goodwill impairment charge of up to $35 million in the quarter ended July 3, 2005. Foamex will also report a gain from the previously announced sale of its rubber and felt carpet cushion businesses of approximately $30 million.




                           Foamex International Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 2005               By  /s/ Gregory J. Christian
    -------------------            ---------------------------------------------
                                       Gregory J. Christian
                                       Executive Vice President and
                                       General Counsel

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.